NO ACT

PE
1-14-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000134

DIVISION OF
CORPORATION FINANCE

January 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/15/13

Craig R. Hilts
Sullivan & Cromwell LLP
hiltsc@sullcrom.com

Re: AT&T Inc.

Dear Mr. Hilts:

This is in regard to your letter dated January 14, 2013 concerning the shareholder proposal submitted by Trillium Asset Management, LLC on behalf of Michael Diamond, Tamra Davis, John Silva and the Park Foundation Inc.; Benedictine Sisters of Mount St. Scholastica; Benedictine Sisters of Monasterio Pan de Vida; Benedictine Sisters of Virginia; Benedictine Sisters of Boerne, Texas; The Nathan Cummings Foundation; CHRISTUS Health; Zevin Asset Management, LLC; and the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio for inclusion in AT&T's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that AT&T therefore withdraws its December 14, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 14, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, D.C. 20549

Re: AT&T Inc. – Request to Withdraw No-Action Request of December 14, 2012

Ladies and Gentlemen:

On December 14, 2012, we submitted a letter on behalf of AT&T Inc. (the "Company") requesting that the Staff of the Division of Corporation Finance permit the Company to exclude the shareholder proposal of submitted by Trillium Asset Management, LLC ("Trillium") and several co-filers. The proposal was titled "Wireless Network Neutrality" (the "Proposal").

On January 4, 2013, Jonas Kron, the representative of Trillium and all of the co-filers, informed the Company and the Staff via electronic mail that the Proposal has been withdrawn on behalf of Trillium and all of the co-filers. A copy of Mr. Kron's correspondence withdrawing the Proposal is included as Exhibit A.

Because the Proposal has been withdrawn, we now hereby withdraw the Company's request for no-action relief relating to the Proposal.

By copy of this letter, the Company is notifying Mr. Kron that the Company has received its correspondence by electronic mail dated January 4, 2013 and is withdrawing its request for no-action relief relating to the Proposal.

If the Staff has any questions regarding this request, please contact the undersigned at (212) 558-3039.

Sincerely,



Craig R. Hilts
Sullivan & Cromwell LLP

Enclosures

cc: Wayne Wirtz
AT&T Inc.

Paul Wilson
AT&T Inc.

Jonas Kron
Trillium Asset Management, LLC

David B. Harms
Sullivan & Cromwell LLP

SC1:3358932.1

Exhibit A

Hilts, Craig R.

From: Jonas Kron <JKron@trilliuminvest.com>
Sent: Friday, January 04, 2013 1:58 PM
To: Hilts, Craig R.; Paul M. Wilson (PW2209@att.com); SEC shareholderproposals shareholderproposals
Cc: SEC shareholderproposals shareholderproposals; Wayne A. Wirtz (ww0118@att.com); Harms, David B.; Sonia Kowal; Susan Mika; Laura S. Campos
Subject: Re: AT&T Inc. Request for No-Action Relief: Shareholder Proposal

Dear Mr. Wilson, Mr. Hilts, and the Staff of the Division of Corporation Finance,

On behalf of our clients who are beneficial owners of AT&T Inc. shares, and all of the co-filers, we hereby withdraw our shareholder proposal entitled "Wireless Network Neutrality".

Sincerely,

Jonas Kron

--

Jonas Kron, Esq.
Senior Vice-President
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
jkron@trilliuminvest.com ~ 503-592-0864

From: Jonas Kron <JKron@trilliuminvest.com>
Sent: Friday, January 04, 2013 1:58 PM
To: Craig Hilts; Paul M. Wilson (PW2209@att.com); shareholderproposals
Cc: shareholderproposals; Wayne A. Wirtz (ww0118@att.com); Harms, David B.; Sonia Kowal; Susan Mika; Laura S. Campos
Subject: Re: AT&T Inc. Request for No-Action Relief: Shareholder Proposal

Dear Mr. Wilson, Mr. Hilts, and the Staff of the Division of Corporation Finance,

On behalf of our clients who are beneficial owners of AT&T Inc. shares, and all of the co-filers, we hereby withdraw our shareholder proposal entitled "Wireless Network Neutrality".

Sincerely,

Jonas Kron

Jonas Kron, Esq.
Senior Vice-President
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
jkron@trilliuminvest.com ~ 503-592-0864

On Dec 14, 2012, at 5:27 PM, "Hilts, Craig R." <hiltsc@sullcrom.com> wrote:

Please find attached a request for no-action relief under Rule 14a-8 submitted on behalf of AT&T Inc.

We are submitting the attached letter to the Staff of the Division of Corporation Finance via e-mail in lieu of mailing paper copies pursuant to Staff Legal Bulletin No. 14D (November 7, 2008).

Jonas Kron of Trillium Asset Management, LLC, the designated contact of the proponents, has been copied on this e-mail

Best Regards,

Craig R. Hilts

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Phone: (212) 558-3039
Cell: (336) 575-6228
Fax: (212) 291-9324

<AT&T - 14a-8 No- Action Request.PDF>

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 14, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, D.C. 20549

Re: AT&T Inc. – Request to Exclude Shareholder Proposal of Trillium Asset Management, LLC

Ladies and Gentlemen:

AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), requests the Commission Staff to confirm that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal referenced above (the "Proposal") from its proxy statement and proxy card for the Company's 2013 annual meeting.[1] The Proposal was submitted by Trillium Asset Management, LLC on behalf of several Proponents.[2] We believe the Proposal is excludable under item (i)(10) of Rule 14a-8 on the ground that it has already been substantially implemented. We also

---

[1] Certain of the factual information in this letter was provided to us by the Company.

[2] The Proponents are Michael Diamond, Tamra Davis, John Silva and The Park Foundation, Inc. Several other shareholders have filed proposals identical to the Proposal. The other shareholders are the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Monasterio Pan De Vida, the Benedictine Sisters of Virginia, the Nathan Cummings Foundation, Zevin Asset Management, LLC, CHRISTUS Health, the Benedictine Sisters of Boerne, Texas and the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio (the "Co-Proponents" and, together with the Proponent, the "Proponents"). Thus, our request to confirm that the Proposal may be excluded applies with regard to each Co-Proponent's submission as well. Each Proponent has designated Jonas Kron, Vice President, Director of Shareholder Advocacy & Corporate Engagement of Trillium Asset Management, LLC, to be its contact person. AT&T received similar proposals from Mr. Kron on behalf of various proponents each year since 2009. Prior to 2012, the Staff permitted AT&T to exclude each proposal on ordinary business grounds. The 2012 proposal was submitted to shareholders and received 5.87% of the votes cast.

believe it is excludable under item (i)(7) on the ground that it relates to the Company's ordinary business operations.

We have submitted this letter, together with the Proposal and the Proponents' related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also sent copies of this letter and the accompanying documents to the Proponents to the attention of their designated contact, Jonas Kron of Trillium Asset Management, LLC.

The Proposal

The Proposal is entitled "Wireless Network Neutrality". The Proposal seeks information regarding how AT&T is responding to various purported "pressures." Specifically, the Proposal sets forth the following resolution to be submitted to shareholders at the Company's 2013 annual meeting:

> RESOLVED: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressures to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

The full text of the Proposal as well as related correspondence with the Proponents is attached hereto as Annex A.

The Proposal Has Been Substantially Implemented and May Be Omitted Pursuant to Rule 14a-8(i)(10)

The Proposal calls for the Board of Directors of AT&T (the "Board") to report on how AT&T is responding to various purported pressures. On December 14, 2012, AT&T published a report to shareholders on its website addressing the matters referenced in the Proposal, as described in detail below. In addition, AT&T maintains a Broadband Information website and a Public Policy Blog, both of which are accessible to the public and provide information to shareholders, customers and providers that allows them to evaluate how AT&T manages its wireless network and addresses net neutrality issues and associated challenges. Collectively, these resources provide extensive information about AT&T's network management practices and the relation of these practices to net neutrality, including the many technical, regulatory and business issues it raises.[3] For these reasons, AT&T believes that the Proposal has been substantially implemented and may be excluded from its 2013 proxy materials pursuant to item (i)(10) of Rule 14a-8.

[3] The Public Policy Blog contains 289 posts covering 41 topics. The Broadband Information website contains information on AT&T's network practices, performance characteristics and commercial terms of its services as well as numerous links to more detailed information.

Requirements of Item (i)(10) of Rule 14a-8

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if it has already been substantially implemented by the company. The purpose of item (i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Release No. 34-12598 (July 7, 1976). A shareholder proposal may be considered to be substantially implemented if the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." Letter regarding *Texaco, Inc.* (March 28, 1991).

The Staff has established that a company does not have to implement every detail of a proposal in order to determine that a company's policies, practices and procedures compare favorably with the proposal. Rather, "substantial implementation" requires only that the company's actions "satisfactorily address the proposal's essential objective." See Letters regarding *General Electric Company* (December 24, 2009) (proposal calling for the company to reevaluate its policy and prepare a report on nuclear reactors sold for the production of electrical power was substantially implemented by a report published by the company and available on its website) and Letters regarding *Johnson & Johnson* (February 22, 2008), *Wal-Mart Stores, Inc.* and *Dow Chemical Co.* (proposals calling for a report on global warming were substantially implemented where the company previously published a report containing information relating to its environmental initiatives). In particular, the Staff has previously determined that posting a report on a company's website was sufficient to substantially implement a proposal calling for the board of directors to formally publish a report. See Letters regarding *The Coca-Cola Company* (January 25, 2012, request for reconsideration denied February 29, 2012) (proposal calling for a report on the use of a particular chemical was substantially implemented by materials posted on the company's public website and Exchange Act filings) and *Johnson & Johnson* (February 22, 2008) (proposal calling for a report on global warming was substantially implemented by materials that the company had previously posted on its website related to that topic).

The Proponents' supporting statement states that "we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge – e.g., how it takes into account that network management decisions could potentially affect future regulatory developments." As further described below, AT&T believes that the steps it has taken satisfactorily provide information to shareholders enabling them to evaluate how the Company's network management practices and related policies address the key issues relating to net neutrality and an open Internet, and what steps the Company has taken and plans to take in order to meet competitive, regulatory and other challenges in this area in coming years.

AT&T's Open Internet Policy Statement

AT&T has published a report titled "AT&T Open Internet Policy Statement" (the "Report"). The Report is available on the Company's Public Policy website at http://publicpolicy.att.com/att-open-internet-policy-statement and is attached as Annex B.

The Report covers six broad areas relating to net neutrality, an open Internet and the Company's network management practices, as well as steps the Company is taking to address the challenges posed by these matters. In so doing, the Report provides information for shareholders on the matters referenced in the Proposal, as follows:

- ***AT&T's core standards.*** The Proposal calls for information about how the Company's network management practices support its "core set of standards." The Report on pages 1–2 describes AT&T's core set of standards for addressing the needs of its customers and discusses how the standards relate to AT&T's network management practices and the Company's efforts to develop the national Internet infrastructure and broadband networks. The description of the core standards in the Report may be summarized as follows:
  - Freedom: customers should be able to openly exchange ideas, content and information;
  - Innovation: customers are entitled to a robust and secure network that enables new services, applications and devices;
  - Competition: customers have the power to choose the best possible services and innovations; and
  - Transparency: customers should have clear and concise information about speed, cost and traffic management.
- ***AT&T's role in developing Internet infrastructure.*** The Proposal calls for information about AT&T's response to competitive pressures in the wireless marketplace. In this regard, the Report on page 2 discusses AT&T's efforts to develop the national Internet infrastructure, including efforts to provide wireless and wireline broadband networks capable of supporting growing demand for high-speed Internet access. These efforts reflect AT&T's ongoing commitment to provide customers with a state-of-the-art platform for Internet communications, a commitment that directly responds to consumer needs and thus to the challenges of a competitive marketplace. Among other things, the Report describes the Company's planned capital investments and how the Company believes the investments will improve broadband services. The Report states that the Company plans to invest $14 billion to expand and enhance its wireless and wireline broadband networks over three years and describes some of the expected benefits of this investment, including (i) the expansion of 4G LTE network access to a total of 300 million people in the United States by the end of 2014 so that nearly all Americans will have access to high-speed wireless Internet and (ii) increased use of small cell technology, macro cells and additional distributed antenna systems to increase the density of the wireless network, which will improve the wireless network quality and increase spectrum efficiency.
- ***The FCC's Open Internet Order.*** The Proposal and supporting statement call for information about how AT&T's network management practices support an

"open Internet" and how the Company is responding to related regulatory challenges. In this regard, the Report on pages 2–4 discusses the Company's commitment to an open Internet and its efforts to address the issues that arose in the course of the FCC's regulatory process relating to its net neutrality rules. The Report then describes the three main elements of the FCC's *Open Internet Order* and how they relate to net neutrality and an open Internet, and further describes how the *Open Internet Order* addresses the critical issues relating to wireless broadband service. The Report also describes AT&T's Broadband Information website, which AT&T created and maintains as required by the *Open Internet Order*.

- ***AT&T's recognition of the importance of an open Internet.*** The Proposal calls for AT&T to provide customers with evidence of open Internet policies and stresses the importance of bringing new products to AT&T's platform, attracting customers and working with developers. In this regard, the Report on pages 3–5 discusses how the Company's network management practices and policies are designed to maintain an open Internet and describes the Company's efforts to encourage new product development and the importance of such development to the Company's business. In particular, the Report discusses the importance of (i) providing innovative and enhanced capabilities to application developers and content providers to enable them to create new products and services that use AT&T's wireless network, (ii) permitting customers to use any compatible 3G or 4G capable device on AT&T's wireless network and (iii) employing practices that do not favor certain applications by blocking, throttling or modifying particular protocols in ways not prescribed by protocol standards.

- ***AT&T's network management decisions.*** The Proposal calls for a discussion of AT&T's network management decisions in light of regulatory, competitive and public pressures. In this regard, the Report on pages 4–5 discusses AT&T's network management practices and how they relate to the maintenance of an open Internet and the Company's efforts to meet the associated challenges. In particular, the Report states "maintaining an open Internet requires a reasonable balance between net neutrality and network management to ensure that all customers continue to have the highest quality of service and the best Internet experience possible. As our open Internet policies and practices show, AT&T is committed to adopting policies that strike such a balance, and thus will well position us to confront the competitive, regulatory and legislative challenges posed by this issue."

- ***Steps to address challenges.*** The last section of the Report is entitled "Important Steps We Are Taking" and summarizes the Company's significant efforts to address the competitive, regulatory and other challenges posed by net neutrality and open Internet issues for the Company and its business, including in particular the critical importance of addressing these issues in a manner ensuring that the Company is able to provide its customers with the services they desire. This section addresses the essential objective of the Proposal; namely, to provide shareholders with information about what the Company is doing to meet the challenges referenced in the Proposal and outlined above. These steps, which are described in the Report on page 5, may be summarized briefly as follows:

- o Making major capital investments to expand and enhance its wireless and wireless broadband networks;[4]
- o Establishing programs to encourage and assist third-party application developers and device manufacturers to create new and innovative products and services;
- o Pledging to manage its network in accordance with the FCC's *Open Internet Order* and net neutrality rules and its own core standards; and
- o Remaining vigilant against efforts for international regulations that threaten AT&T goals of protecting an open and effective Internet.

This section of the Report also lists sources on the Company's website where shareholders may find more detailed information about these steps.

AT&T's Broadband Information Website

AT&T also maintains a Broadband Information website, which is available at www.att.com/broadbandinfo. This website is mandated under the FCC's *Open Internet Order* and is required to provide information regarding AT&T's network management practices and performance and the commercial terms of its broadband services. This website provides one convenient location for subscribers and providers of content, devices, applications and services to obtain information regarding AT&T's network management practices, network performance and commercial terms of AT&T's wireline and wireless mass-market broadband Internet access services. The Broadband Information website addresses AT&T's network management practices, including measures that AT&T takes to manage congestion and guard against security threats. The Broadband Information website also specifically addresses net neutrality concerns and makes clear that customers are free to attach any compatible 3G- or 4G-capable device of their choice to AT&T's broadband Internet access service, provided that such devices do not harm the network, and states that AT&T does "not favor certain Internet applications by blocking, throttling or modifying particular protocols in ways not prescribed by protocol standards." As the Broadband Website is accessible to the public, it provides shareholders with a source of detailed information about the matters referenced in the Proposal. The website is also cited in the Report on page 3, which contains an active link to the site. A copy of the Broadband Information website is attached as Annex C.

[4] The Company provided additional detailed information about the capital plan in a recent public announcement, which is referenced in the Report on page 2. See "*AT&T to Invest $14 Billion to Significantly Expand Wireless and Wireline Broadband Networks, Support Future IP Data Growth and New Services,*" November 7, 2012, available at http://www.att.com/gen/press-room?pid=23506&cdvn=news&newsarticleid=35661.

AT&T's Public Policy Blog

AT&T also maintains a Public Policy Blog on a specially designated website: http://attpublicpolicy.com/. The subtitle of the Public Policy Blog is "news, perspectives and thoughts on government broadband policies." The Public Policy Blog serves as a forum for management to address issues affecting AT&T's broadband network and AT&T customers. AT&T's Public Policy Blog contains a statement describing AT&T's commitment to the open Internet.[5] AT&T's Public Policy team also maintains a Twitter feed (@ATTPublicPolicy) at twitter.com/attpublicpolicy where AT&T communicates in real time on public policy issues affecting AT&T and its customers. Both the Public Policy Blog and the Twitter feed are accessible by the public and thus provide shareholders with a source of up-to-date information about the Company's efforts to address net neutrality and open Internet issues.

AT&T publishes new content on its Public Policy Blog to keep customers and shareholders informed regarding important legislative, regulatory and public interest developments. For example, the Proposal refers to a "widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application" known as "FaceTime." On August 22, 2012, AT&T published a statement on its Public Policy Blog explaining its network management decisions in light of net neutrality concerns.[6] In particular, the statement explained why AT&T's policies as applied to the FaceTime application complied with the FCC's net neutrality rules and why AT&T decided to implement those policies, and further discussed the network management challenges raised by the particular application and alternative solutions for customers to use until AT&T was satisfied that it could allow unrestricted use of the application without harming its wireless network.[7] AT&T also published a statement on the Public Policy Blog on November 8, 2012 that explained its reasons for restricting cellular access to FaceTime for certain customers and announced plans to expand FaceTime access to additional customers.[8] The Proponents' supporting statement refers to the FaceTime matter as a reason for seeking information from the Company, but fails to acknowledge that the Company has already provided extensive information about this matter in the Public Policy Blog.

---

[5] See "*Our Commitment to the Open Internet,*" September 13, 2010, available at http://attpublicpolicy.com/government-policy/our-commitment-to-the-open-internet/.

[6] See "*Enabling FaceTime Over Our Mobile Broadband Network,*" August 22, 2012, available at http://attpublicpolicy.com/fcc/enabling-facetime-over-our-mobile-broadband-network/.

[7] Id.

[8] See "*A Few Thoughts on FaceTime,*" November 8, 2012, available at http://attpublicpolicy.com/consumers-2/a-few-thoughts-on-facetime/. See also press release titled "*AT&T Expands FaceTime Over Cellular Availability,*" November 8, 2012, available at http://www.att.com/gen/press-room?pid=23516&cdvn=news&newsarticleid=35684.

Prior Staff Determinations Support AT&T's Exclusion of the Proposal Under Item (i)(10) of Rule 14a-8

Last year, the Staff permitted The Coca-Cola Company to exclude a proposal calling for the board to publish a report describing the company's response to the public policy challenges associated with Bisphenol A, a potentially hazardous chemical. The Staff determined that Coca-Cola had substantially implemented the proposal because it had published a report on Bisphenol A on its website, directed the Staff to other information about the matter that the company had posted on its website and described a related risk factor included in the company's Exchange Act filings. Letter regarding *The Coca-Cola Company* (January 25, 2012, request for reconsideration denied February 29, 2012). Additionally, the Staff recently permitted Deere & Company to exclude a proposal calling for the board to review and amend its Code of Business Conduct to include human rights as a guide for its operations. The Staff determined that Deere & Company had substantially implemented the proposal in light of the company's statements about its commitment to human rights in its existing Code of Business Conduct. Deere asserted that those statements were evidence that the company had considered the issue of human rights, and therefore its policy compared favorably to the guidelines of the proposal. In AT&T's case, the Report and the other websites cited above clearly evidence the fact that the Company has considered and addressed, publicly and extensively, the open Internet and related issues referenced in the Proposal.

The Report, the Broadband Information website and the Public Policy Blog were prepared by management. The Staff has permitted the exclusion of shareholder proposals requesting a board examination where the company's management produced a report that substantially implemented the proposal. See Letters regarding *Wal-Mart Stores, Inc.* (March 10, 2008) and *Alcoa Inc.* (February 3, 2009) (proposals calling for board of directors to prepare report on actions company could take to reduce its impact on global climate change were substantially implemented by annual sustainability report prepared by the company).

If the Proponents Are Seeking More Detail, the Proposal Delves Too Far Into Complex Matters and May Be Excluded Under Item (i)(7)

AT&T believes that the published materials described above substantially implement the Proposal. If the Proponents are looking for more detailed information than AT&T has already provided, then AT&T believes that the Proposal may be excluded under item (i)(7) of Rule 14a-8 on the ground that it relates to ordinary business operations.

The proponents of prior proposals on net neutrality issues have argued that net neutrality is a significant public policy issue. Even if that were true (the Company continues to believe it is not and reserves its right to challenge such an assertion), a proposal relating to significant public policy issues may nevertheless be excluded on ordinary business grounds. According to Staff guidance, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies.

See Exchange Act Release No. 40018 (May 21, 1998) and Staff Legal Bulletin No. 14E (October 27, 2009). The Staff has permitted exclusion of proposals that relate to both ordinary business matters and significant policy issues in their entirety under item (i)(7). See Letters regarding *UnitedHealth Group Incorporated* (March 16, 2011) (proposal calling for a report on how the company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures the company was taking to contain price increases of health insurance premiums was excludable on ordinary business grounds because it related to the manner in which the company maintained expenses) and *Ford Motor Company* (March 7, 2005) and *General Motors Corporation* (March 30, 2005) (proposals calling for a report on global warming were excludable on ordinary business grounds because the proposals focused on the *manner* in which the report was to be prepared, including by calling for detailed information to be provided).

Any request for information beyond that contained in the Report and other published materials would constitute a request for information on the *manner* in which AT&T is responding to competitive, regulatory and other challenges associated with net neutrality – that is, on the Company's actual business plans, strategies and practices for addressing these challenges, as well as the internal management and operational processes and methods by which they are developed and implemented.[9] The Company's process of responding to net neutrality issues and making network management decisions is a fundamental part of the Company's day-to-day operations and involves a wide range of management decisions and functions relating to highly complex and detailed business matters, including technological capabilities, network engineering, legal and regulatory compliance, marketing and public relations, pricing strategies and cost management. Each of these management functions is an important element of the Company decision-making process regarding management of its wireless network. The Staff has previously permitted exclusion on ordinary business grounds of a proposal calling for the board of directors to report on the company's internal management processes relating to shareholder proposals – in that case, the company's processes for submission, introduction, presentation and approval and implementation of shareholders proposals. See Letter regarding *IDACORP, Inc.* (December 10, 2007). The internal processes involved in AT&T's efforts to respond to the competitive, regulatory and other challenges posed by net neutrality and open Internet issues are far more complex, detailed and far-ranging, and more deeply embedded in day-to-day management functions, than processes for handling shareholder proposals.

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[9] In their supporting statement, for example, the Proponents specifically demand information that would enable shareholders to evaluate "how AT&T *manages* this significant policy challenge" and, in particular, "how it takes into account that its *management decisions*" could affect regulatory developments (emphasis added). These statements suggest that the Proponents' ultimate goal is to make the Company discuss in detail its internal decision-making process relating to network management and net neutrality. Such a goal is inappropriate under Rule 14a-8. If this is not the Proponents' goal, then their objective has been amply addressed by the Report and the other published materials cited above.

To the extent the Proposal seeks information beyond the Report and the other public materials described above, it delves too deeply into the internal management processes of the Company. In that event, the Staff's policy behind the ordinary business exclusion supports exclusion of the Proposal as it deals with the day-to-day management of the Company, which is not an appropriate object of direct shareholder oversight. See Exchange Act Release No. 40018 (May 21, 1998).[10]

* * * * * * * * * *

[10] See also *Apache Corp.* v. *The New York City Employee's Retirement System*, 621 F.Supp.2d 444 (S.D. Texas 2008) (quoting Exchange Act Release No. 40018 (1998)). The *Apache* court concurred with the Staff's view that a shareholder proposal seeking to micromanage a company's ordinary business operations may be excluded even if it raises a significant policy issue.

As discussed above, AT&T believes that the Proposal may be omitted from its 2013 proxy materials pursuant to item (i)(10) of Rule 14a-8 because it has already developed, implemented and made publicly available a comprehensive policy position on net neutrality. These actions taken by the Company "compare favorably with the guidelines of the proposal" and substantially address the matters that lie at the heart of the Proposal. Alternatively, if the Proponents seek more detail than AT&T has already provided, the Proposal may be omitted pursuant to item (i)(10) of Rule 14a-8 because it impermissibly interferes with the Company's ordinary business operations.

For these reasons, we respectfully ask the Staff to confirm that AT&T may omit the Proposal from its 2013 proxy statement and proxy card. If you would like to discuss this request, please feel free to contact the undersigned by telephone at (212) 558-3882 or e-mail at harmsd@sullcrom.com.

Sincerely,



David B. Harms
Sullivan & Cromwell LLP

Enclosures

cc: Wayne Wirtz
AT&T Inc.

Paul Wilson
AT&T Inc.

Jonas Kron
Trillium Asset Management, LLC

SC1:3339069.4

Annex A

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 5, 2012

RECEIVED
NOV - 6 2012
CORPORATE
SECRETARY'S OFFICE

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street
Suite 3241
Dallas Texas 75202

Dear Secretary,

Trillium Asset Management, LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible and sustainable asset management. We currently manage about $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with the company on behalf of our clients, Michael Diamond, Tamra Davis, John Silva and Park Foundation Inc. We submit this shareholder proposal for inclusion in the company's 2013 proxy materials, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, our clients hold beneficially more than $2,000 of AT&T Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. They will remain invested in this position continuously through the date of the 2013 annual meeting. Documentation of ownership from their custodians will be provided under separate cover. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are the lead filers of this proposal and anticipate that we will be joined by other co-filers.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

Sincerely,



Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement

enclosures

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge – e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of more than $2,000 worth of T common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Michael Diamond
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

11/2/12

Date

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of more than $2,000 worth of T common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Tamra Davis
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

11/4/12

Date

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of more than $2,000 worth of T common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



John Silva
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10-31-2012
Date



Shana Weiss
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10-31-2012
Date

PARK
FOUNDATION

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on our behalf at AT&T, Inc. (T).

The Park Foundation is the beneficial owner of more than $2,000 worth of T common stock that it has continuously held for more than one year. The Park Foundation intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that the Park Foundation's name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Jon Jensen, Executive Director
Park Foundation
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

11/2/12
Date

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057


100% post-consumer fiber
Totally chlorine free


PRINTED WITH
SOY INK



Mount St. Scholastica

Benedictine Sisters

November 5, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states:

Resolved: *Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.*

I am hereby authorized to notify you of our intention to file this shareholder proposal on behalf of the Benedictine Sisters of Mount St. Scholastica. We are the lead filers along with the following Trillium Clients: Michael Diamond, Tamra Davis, and John Silva. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 137 shares of AT&T stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer of Mount St. Scholastica

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future... We support a fair and open Internet, affordable and accessible to everyone... transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge –e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 6, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters of Monasterio Pan de Vida in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states:

Resolved: *Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.*

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica and the following Trillium Clients: Michael Diamond, Tamra Davis, and John Silva. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 159 shares or $2000 worth of AT&T stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple
Investment Director

Calle Tenocntitlán No. 501 Col. Las Carolinas Torreón, Coahuila, Méx. C.P. 27040

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge –e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 7, 2012

RECEIVED
NOV 07 2012
CORPORATE SECRETARY'S OFFICE

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters of Virginia in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states:

Resolved: *Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.*

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica and the following Trillium Clients: Michael Diamond, Tamra Davis, and John Silva. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2000 shares or $2000 worth of AT&T stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge –e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-341-4519 fax

November 9, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states:

Resolved: *Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.*

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica and the following Trillium Clients: Michael Diamond, Tamra Davis, and John Silva. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of AT&T stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Wireless Network Neutrality

Whereas,
Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.
A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.
We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.
An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."
AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."
However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.
While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.
There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge –e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.

THE · NATHAN · CUMMINGS · FOUNDATION

November 6, 2012

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

BY CERTIFIED MAIL

Dear Ms. Meuleman:

The Nathan Cummings Foundation is an endowed institution with approximately $420 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in AT&T Inc.'s proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is co-filing this resolution with Trillium Asset Management. Jonas Kron, of Trillium Asset Management, is the designated representative of the filers.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of AT&T Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this filing. We have continuously held over $2,000 worth of these shares of AT&T stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please contact me at (212) 787-7300. Thank you for your time.

Sincerely,



Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory,

The Northern Trust Company

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000



Northern Trust

November 6, 2012

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

This letter will verify that as of November 6, 2012 the Nathan Cummings Foundation held 10,353 shares of AT&T Inc. common stock. It has continuously held more than $2,000 worth of these shares for at least one year.

The Foundation intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of the Northern Trust. The shares are held by Northern Trust through DTC Account #2669.

Yours sincerely,

Frank Fauser
Vice President

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"


CHRISTUS
Health

RECEIVED

NOV 09 2012

CORPORATE
SECRETARY'S OFFICE

November 8, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of CHRISTUS Health in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states:

***Resolved**: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.*

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica and the following Trillium Clients: Michael Diamond, Tamra Davis, and John Silva. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 34,150 shares and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

[signature]

Delia Foster
Community Benefit Coordinator
CHRISTUS Health

919 Hidden Ridge | Irving | TX 75038
Tel 469-282-2000 | Fax 469-282-2000

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge –e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 7, 2012

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street
Suite 3241
Dallas Texas 75202

RECEIVED

NOV 09 2012

CORPORATE SECRETARY'S OFFICE

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Secretary,

Enclosed please find our letter co-filing the net neutrality proposal to be included in the proxy statement of AT&T (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned that not managing your Company's wireless network consistent with net neutrality principles could raise litigation, reputation, and investment risks for AT&T.

Zevin Asset Management holds, on behalf of our clients, 249,261 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, George Caplan (the Proponent), who has continuously held in his IRA account, for at least one year of the date hereof, more than $2,000 of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2013 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer is Trillium Asset Management. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • **PHONE** 617-742-6666 • **FAX** 617-742-6660 • invest@zevin.com

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, the Company expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that the Company is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to the company's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely-publicized complaint to the FCC concerning allegedly discriminatory policies for one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how our Company is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 7, 2012

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of AT&T from George Caplan. Zevin Asset Management, LLC is the investment advisor to George Caplan and co-filed a share holder resolution on sustainability reporting on George Caplan's behalf.

This letter serves as confirmation that George Caplan is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • **PHONE** 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 7, 2012

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 275 shares of common stock in AT&T (T) owned by George Caplan IRA (account

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of AT&T and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that George Caplan IRA is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to George Caplan and is planning to co-file a share holder resolution on George Caplan's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/Investments

SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

November 5, 2012

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states:

Resolved: *Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.*

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mount St. Scholastica and the following Trillium Clients: Michael Diamond, Tamra Davis, and John Silva. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 7800 shares or $2000 worth of AT&T stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



W. Esther Ng
General Treasurer

Enclosure: 2013 Shareholder Resolution

Wireless Network Neutrality

Whereas,

Wireless communications are critical to AT&T. In 2011 wireless constituted about half of Company revenue; over the next five years, AT&T expects mobile data traffic to grow more than eight times from 2011 levels.

A critical factor in this growth is the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help AT&T financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

AT&T's public policy website states: "We understand the Internet is an essential medium for free expression and communication, for education and creative endeavors and for innovative business activities." A 2010 AT&T video said: "At AT&T we support a core set of standards that will guide the Internet into the future...We support a fair and open Internet, affordable and accessible to everyone...transparent networks managed in ways that are clear to all users."

However, as investors, we are deeply concerned that AT&T is not transparent and has not evidenced practices to guide implementation of its stated values. In light of potential reputational, regulatory, and legislative risk related to AT&T's network management practices and the issue of network neutrality, this lack of disclosure is troubling.

While wireless Internet has some exemptions from current federal regulation, the Federal Communications Commission has said it "will investigate and evaluate concerns as they arise" and "will adjust our rules as appropriate." AT&T has been the subject of a widely publicized controversy concerning alleged violations of FCC policy involving the blocking of one wireless application ("FaceTime"). This followed the Company's unsuccessful bid, blocked by regulators, to merge with T-Mobile.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies – especially in what AT&T describes as "a very dynamic and competitive U.S. wireless marketplace." A primary concern is that customers could choose another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost and omitting proprietary and confidential information) how AT&T is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet, its "core set of standards", and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how AT&T manages this significant policy challenge –e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

November 13, 2012

BY E-MAIL: jkron@trilliuminvest.com

Jonas Kron
Vice President
Director of Shareholder Advocacy & Corp. Engagement
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

We have received your letter, which was submitted on November 5, 2012, containing a stockholder proposal on behalf of Tamra Davis, Michael Diamond, John Silva, and Park Foundation Inc. (the "Proponents") for inclusion in the proxy materials for AT&T Inc.'s 2013 annual meeting of stockholders. The Proponents have indicated that you are the contact person for their proposal.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponents' names do not appear in our records as registered stockholders. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including November 5, 2012.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,



Paul M. Wilson
General Attorney

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 16, 2012

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard Street, Room 3030
Dallas, TX 75202

Re: Request for verification

Dear Mr.Wilson:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Michael Diamond, Tamra Davis and John Silva as well as the custodial letters from Charles Schwab Advisor Services documenting that each of them holds sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,



Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Senior Vice President and Secretary
AT&T INc.
208 S. Akard Street
Suite 3241
Dallas, TX 75202

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of more than $2,000 worth of T common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Michael Diamond
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

11/2/12

Date

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of more than $2,000 worth of T common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Tamra Davis
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

11/4/12

Date

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at AT&T, Inc. (T).

I am the beneficial owner of more than $2,000 worth of T common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



John Silva
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10-31-2012
Date



Shana Weiss
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

10-31-2012
Date

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 13, 2012

Re: Michael Diamond/Acct

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 125 shares of common stock At&T,Inc. These 125 shares have been held in this account continuously for one year prior to November 5, 2012.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 13, 2012

Re: Tamra Davis/Acct

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 125 shares of common stock At&T,Inc. These 125 shares have been held in this account continuously for one year prior to November 5, 2012.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,



Darrell Pass
Director

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 13, 2012

Re: Silvia-Weiss Living Trust/Acct

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 125 shares of common stock At&T,Inc. These 125 shares have been held in this account continuously for one year prior to November 5, 2012.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director



Delivering Sustainable Investments Since 1982™

RECEIVED
DEC - 4 2012
CORPORATE SECRETARY'S OFFICE

December 3, 2012

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard Street, Room 3030
Dallas, TX 75202

Re: Request for verification

Dear Mr.Wilson:

Per your request and in accordance with the SEC Rules, on November 16, 2012, we sent you verification of ownership for three of the four clients on whose behalf we filed the proposal. Please find the attached authorization letter from the fourth client, The Park Foundation, as well as the custodial letter from Northern Trust documenting that The Park Foundation holds sufficient company shares to file a proposal under rule 14a-8.

.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street
Suite 3241
Dallas, TX 75202



PARK
FOUNDATION

Jonas Kron
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on our behalf at AT&T, Inc. (T).

The Park Foundation is the beneficial owner of more than $2,000 worth of T common stock that it has continuously held for more than one year. The Park Foundation intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that the Park Foundation's name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Jon Jensen, Executive Director
Park Foundation
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

11/2/12
Date


100% post-consumer fiber
Totally chlorine free


SOY INK

The Northern Trust Company

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000



Northern Trust

November 30, 2012

Re: Park Foundation/26-75885

This letter is to confirm that The Northern Trust Company holds as custodian for the above client 300 shares of common stock in AT&T. These 300 shares have been held in this account continuously for one year prior to November 16, 2012 and continuously through November 30, 2012.

These shares are held at Depository Trust Company under the nominee name The Northern Trust Company.

This letter serves as confirmation that the shares are held by The Northern Trust Company

Yours sincerely,

Frank Fauser
Vice President

Annex B


at&t

AT&T Open Internet Policy Statement

AT&T has long been committed to maintaining an open Internet that provides consumers with competitive choices, and access to lawful websites and information when, where and how they want it.[1] We recognize that the Internet is an essential medium for free expression and communication, for education and creative endeavors, as well as for business activities and opportunities, and are committed to maintaining that medium for all Internet users.[2] We further recognize that the nation continues to confront significant economic challenges and other critical social policy issues, such as improving economic growth, health care, energy efficiency, protecting the environment and improving educational opportunities for all.[3] Broadband development and deployment has a critical role to play in addressing these issues by ensuring that all Americans (and particularly economically and historically disadvantaged communities) have access to the myriad benefits of the Internet and that the Internet continues to be an engine of economic growth, jobs, and productivity.[4]

As we approach new Internet-related business opportunities, design new services, and manage our network, we are guided by and comply with the FCC's *Open Internet Order,* Net Neutrality rules, and our own core standards for addressing the needs of our customers. These standards are:

- **Freedom** – Consumers should be able to openly exchange ideas, content, and information across the Internet.
- **Innovation** – Consumers are entitled to a robust and secure network that enables new services, applications, and devices.
- **Competition** – Consumers have the power to choose the best possible services and innovations.

---

[1] http://www.att.com/gen/public-affairs?pid=12898; AT&T Public Policy Blog, A Consumer-Based Standard for Protecting the Open Internet (Jan. 15, 2010), available at: http://attpublicpolicy.com/government-policy/a-consumer-based-standard-for-protecting-the-open-internet/; Cicconi Dec. 15th Letter to Genachowski. http://www.att.com/Common/about_us/public_policy/Summary_Comments_01_15_10.pdf.

[2] http://www.att.com/gen/public-affairs?pid=12898; Letter of James W. Cicconi, Sr. Exec. V.P., AT&T to Julius Genachowski, Chairman, FCC (Dec. 15, 2009) (Cicconi Dec. 15th Letter to Genachowski), available at: http://www.att.com/Common/about_us/public_policy/JWC_to_Genachowski_12_1_09.pdf ("[P]reserving the open character of the Internet is critically important to ensuring that all consumers have the opportunity to be creators of content and innovators from their homes or their garages.").

[3] http://www.att.com/gen/public-affairs?pid=12898.

[4] *Id.*

- **Transparency** – Consumers should have clear and concise information about speed, cost, and traffic management.[5]

The network management practices disclosed on our Broadband Information website (www.att.com/broadbandinfo) are the product of those deliberations, and reflect our commitment to maintain an open Internet and provide our customers the products and services they desire, while, at the same time, ensuring that all our subscribers have the best Internet experience possible.

Indeed, AT&T has played a leading role in the development of our Nation's Internet infrastructure. We have invested billions of dollars to bring high-speed Internet connectivity to millions of consumers across the nation. In fact, between 2007 and 2011 AT&T invested more capital into the United States economy than any other public company. And On November 7, 2012, AT&T announced plans to invest $14 billion over the next three years to significantly expand and enhance its wireless and wireline broadband networks to support growing demand for high-speed Internet access and new mobile, app and cloud services.[6] AT&T's planned investments will expand AT&T's state-of-the-art 4G wireless LTE network to 99 percent of the customer locations in its 22-state wireline serving area and to 300 million people in the United States by the end of 2014. We also plan to deploy small cell technology, micro cells and additional distributed antenna systems. These investments will increase the density of our wireless network, which is expected to improve network quality, increase spectrum efficiency and strengthen wireless coverage inside buildings and at large venues like convention centers and stadiums. These investments reflect our ongoing commitment to providing our customers with a state-of-the-art platform for Internet communications.

AT&T is also committed to an open Internet. Although AT&T does not believe that government regulation of the Internet is necessary, AT&T worked with stakeholders on all sides of the FCC's Open Internet proceeding to develop consumer-focused policies that would preserve the vibrant and open Internet that exists today while continuing to give Internet service providers incentives to invest in broadband infrastructure as well as the flexibility to manage their networks to best serve their customers.[7]

The FCC's *Open Internet Order,* which reflected that collaborative process, established rules for wireless and wireline broadband Internet access services in three areas:

---

[5] Our Commitment to the Open Internet, AT&T Public Policy Blog (posted Sept. 13, 2010); available at: http://attpublicpolicy.com/government-policy/our-commitment-to-the-open-internet/.

[6] http://phoenix.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=113088&eventID=4841677 , AT&T to Webcast Analyst Conference on November 7, 2012

[7] http://www.att.com/Common/about_us/public_policy/JWC_to_Genachowski_12_1_09.pdf; Testimony of James W. Cicconi, Sr. Exec. V.P., AT&T, before the U.S. House Subcommittee on Communications And Technology (Mar. 9, 2011) (Cicconi Testimony), available at http://attpublicpolicy.com/government-policy/atts-cicconi-on-net-neutrality-before-congressional-hearing/ .

- **Rule 1: Transparency.** A person engaged in the provision of broadband Internet access service shall publicly disclose accurate information regarding the network management practices, performance, and commercial terms of its broadband Internet access services sufficient for consumers to make informed choices regarding the use of such services and for content, applications, services, and device providers to develop, market, and maintain Internet offerings.
- **Rule 2: No Blocking.** A person engaged in the provision of fixed broadband Internet access service, insofar as such person is so engaged, shall not block lawful content, applications, services, or non-harmful devices, subject to reasonable network management.

  A person engaged in the provision of mobile broadband Internet access service, insofar as such person is so engaged, shall not block consumers from accessing lawful websites, subject to reasonable network management; nor shall such person block applications that compete with the provider's voice or video telephony services, subject to reasonable network management.
- **Rule 3: No Unreasonable Discrimination.** A person engaged in the provision of fixed broadband Internet access service, insofar as such person is so engaged, shall not unreasonably discriminate in transmitting lawful network traffic over a consumer's broadband Internet access service. Reasonable network management shall not constitute unreasonable discrimination.[8]

Importantly, the FCC's *Open Internet Order* appropriately distinguishes between fixed and mobile broadband services. Among other things, the *Order* recognizes that mobile broadband service providers face even more difficult network management challenges than do providers of fixed broadband services.[9] Mobile broadband networks have limited capacity and confront explosive growth in capacity consumption. The FCC, therefore, focused its Open Internet requirements for mobile Internet access service on ensuring consumer transparency and preventing blocking of certain types of applications.[10]

Consistent with the net neutrality rules, AT&T has created a Broadband Information website where, at one convenient location, subscribers and content, devices, applications, and services providers can obtain information regarding the network management practices, performance, and commercial terms of AT&T's wireline and wireless mass market broadband Internet access services.[11] For example, we describe the factors that can affect the performance of our broadband Internet access services, with links to sites where customers can obtain more

[8] 47 C.F.R. §§ 8.1, 8.2, 8.3.
[9] *Open Internet Order* at ¶¶ 8, 82-05.
[10] *Id.* at ¶¶ 8, 94-96.
[11] Broadband Information, Information About the Network Practices, Performance Characteristics & Commercial Terms of AT&T's Mass Market Broadband Internet Access Services, available at: http://www.att.com/gen/public-affairs?pid=20879.

information.[12] We also provide links to sites for detailed information regarding AT&T's rate plans, terms of service, and acceptable use and privacy policies.[13] And we describe our network management practices, including the measures we take to manage congestion on our wireless network and to guard against a variety of security threats (such as viruses, botnets, distributed denial of service attacks, and spam).[14] We also make clear that customers are free to attach any compatible 3G or 4G capable device of their choice to our broadband Internet access services, provided such devices do not harm our network, and that we do not favor certain Internet applications by blocking, throttling or modifying particular protocols in ways not prescribed by protocol standards.[15]

AT&T is committed to providing our customers with the best possible Internet experience, and thus to making available to them the broadest possible range of devices and applications. We recognize that the more we invest to provide innovative and enhanced capabilities and features to application developers and content providers, the greater the opportunity they will have to develop innovative applications, content and services for consumers, which, in turn, will drive demand for our broadband services.[16] To that end, we have adopted practices to facilitate and encourage third-party device manufacturers and applications developers to create innovative new products and services that use AT&T's wireless network,[17] and provide on our Broadband Information webpage links to sites where third parties can access tools and resources to help them design, test and market their applications and devices.[18]

AT&T recognizes the interests of and concerns expressed by regulators, legislators, and the public about the importance of maintaining an open Internet, and the many social, economic and other benefits derived from maintaining that medium for all Internet users. We believe that an open Internet also is important to our customers and shareholders, and thus that our open Internet policies and commitment make good business sense. But, as the FCC itself recognized in the *Open Internet Order*, "a flourishing and open Internet requires robust, well-functioning broadband networks, and accordingly that open Internet protections require broadband providers to be able to reasonably manage their networks."[19] That may require practices to reduce or mitigate congestion on the network, ensure quality-of-service, or address traffic that is unwanted

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[12] *Id.*
[13] *Id.*
[14] *Id.*
[15] *Id.*
[16] Letter of James W. Cicconi, Sr. Exec. V.P., AT&T to Julius Genachowski, Chairman, FCC (Jan. 12, 2010) (Cicconi Jan. 12th Letter to Genachowski), available at: http://www.att.com/Common/about_us/public_policy/DOC20100112115713.pdf; Reply Comments of AT&T Inc., *In the Matter of Preserving the Open Internet, Broadband Industry Practices*, GN Docket No. 09-191, WC Docket No. 07-52, Exhibit 3.
[17] Reply Comments of AT&T Inc., *In the Matter of Preserving the Open Internet, Broadband Industry Practices*, GN Docket No. 09-191, WC Docket No. 07-52, Exhibit 3.
[18] http://www.att.com/gen/public-affairs?pid=20879.
[19] *Open Internet Order* at ¶ 80.

or harmful to users, among other things.[20] Thus, maintaining an open Internet requires a reasonable balance between net neutrality and network management to ensure that all customers continue to have the highest quality of service and best Internet experience possible. As our open Internet policies and practices (discussed above) show, AT&T is committed to adopting policies that strike such a balance, and thus will well position us to confront the competitive, regulatory and legislative challenges posed by this issue.

Important Steps We Are Taking:

As discussed above, AT&T has taken and continues to take a number of significant steps toward meeting these challenges and addressing the interests of our customers, our shareholders, and the public in an open but effective Internet. We believe these steps will help ensure that our service offerings, as well as our network management policies and practices, maintain an open Internet and provide our customers the products and services they desire, while, at the same time, ensuring that they have the best Internet experience possible. Among the more important of these steps are:

- Making major capital investments to expand and enhance our wireless and wireline broadband networks, including our recently announced plan to invest $14 billion over the next three years. For a description of our current capital plan, see our November 7, 2012, press release at http://www.att.com/gen/press-room?pid=23506&cdvn=news&newsarticleid=35661&mapcode=corporate|consumer

- Establishing programs to encourage and assist third party application developers and device manufacturers to create new and innovative products and services. More information about these programs is available at: http://www.att.com/edo and http://developer.att.com/developer/forward.jsp?passedItemId=100006.

- Pledging to manage our network in accordance with the FCC's *Open Internet Order* and Net Neutrality rules, and our own four core Internet standards of Freedom, Innovation, Competition and Transparency, which are summarized above and explained in more detail in *Our Commitment to the Open Internet*, AT&T Public Policy Blog (posted Sept. 13, 2010); available at: http://attpublicpolicy.com/government-policy/our-commitment-to-the-open-internet/.

- Remaining vigilant to threats against an open and effective Internet. In 2012, AT&T joined Internet content and application companies, civil society groups, the Administration, and Democratic and Republican lawmakers to resist calls for international regulation of the Internet with the goals of protecting an open and efficient

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[20] *Id.* at ¶ 81.

Internet, avoiding government gatekeepers from controlling the Internet, and safeguarding the existing and decentralized multistakeholder governance of the Internet.

We encourage our shareholders and other interested persons to review the materials cited in this report. They provide important information concerning AT&T's continuing efforts to manage the significant policy challenge of pursuing and reconciling the critical goals of neutrality, openness, efficiency and capacity, and to anticipate future competitive and regulatory challenges related to these issues.

* * *

As AT&T addresses developments in the dynamic Internet marketplace going forward, we will continue to apply the four core standards discussed above – Freedom, Innovation, Competition and Transparency – to our Internet-related business decisions in a manner that benefits application developers, device manufacturers and, most importantly, our customers.

Annex C

Broadband Information

Information About the Network Practices, Performance Characteristics & Commercial Terms of AT&T's Mass Market Broadband Internet Access Services

En Español



At AT&T, we want our customers to have the information they need to fully understand and enjoy the services we offer. To help keep consumers informed about our broadband Internet access services, the AT&T website (www.att.com) describes the wireless and wired services we offer, and we make copies of our Terms of Service and Acceptable Use Policy available online.

- For more information about our Terms of Service, please click here.
- For more information about our Acceptable Use Policy, please click here.

This page provides additional information that the Federal Communications Commission has identified as useful to consumers and to the providers of Internet applications and content used by those consumers. Specifically, we describe the network practices, performance characteristics, and commercial terms applicable to our mass market wired, mobile and Wi-Fi broadband Internet access services.* We encourage all consumers and other users of our network to familiarize themselves with this information, and to provide AT&T with feedback about our broadband Internet access services so that we can continue to provide the best service experience possible.

Network Practices

How does AT&T manage congestion with respect to its broadband Internet access services?

We want to provide a high-quality Internet experience for all of our customers. Our wired, mobile and Wi-Fi broadband Internet access services are provided over networks that support millions of customers at the same time. With this volume, congestion may occur when a large number of customers in a particular area access the network at the same time or when some customers consume a very large amount of network capacity during busy periods, such as at stadium events or during early evenings.

To address potential network congestion, AT&T has been investing billions of dollars to add more capacity to our broadband networks. We also have developed data plans for our wired and mobile broadband Internet access services so that our customers' rates better reflect their usage levels. The vast majority of our customers will not incur additional usage charges based on the data plans. For more information, please click here.

AT&T provides usage calculators and other tools for our wired and mobile services to assist consumers in estimating their anticipated usage levels. We also send notices to our customers when they are approaching the applicable usage thresholds for our tiered wired and mobile services. For more information about these tools and notices, please click here (wired) and here (mobile).

For our mobile broadband services, we've also developed a process to reduce the data throughput speed experienced by a very small minority of smartphone customers who are on unlimited plans — those who use 3 gigabytes of data or more in a billing period on a 3G or 4G smartphone, or 5 gigabytes or more on a 4G LTE smartphone. These customers will experience reduced speeds once their usage in a billing cycle reaches the applicable 3 or 5 gigabyte threshold for their smartphone. They can still use unlimited data and their speeds will be restored with the start of the next billing cycle. We will notify customers before the first time they are affected by this process. This reduced data throughput process will not apply to smartphone customers on a tiered data plan. For information about this process, please click here.

AT&T recently enabled Facetime over the cellular network for subscribers using certain iPhone devices. To address potential network congestion resulting from Facetime usage, AT&T initially enabled Facetime over cellular only for Mobile Share customers while we evaluate the impact Facetime has on the cellular network. iPhone customers with other data plans may continue to use Facetime on the Wi-Fi network.

Does AT&T favor certain Internet applications by blocking, throttling or modifying particular protocols on its broadband Internet access service?

No, AT&T does not favor certain Internet applications by blocking, throttling or modifying particular protocols, protocol ports, or protocol fields in ways not prescribed by the protocol standards. However, in response to a specific security threat against our network or our customers, AT&T may occasionally need to limit the flow of traffic from certain locations or take other appropriate actions. In addition, we prevent the use of certain ports on our wired and Wi-Fi broadband services to protect our customers and network against malicious activity, as discussed below.

What types of security practices does AT&T use on its network?

AT&T takes the security of our customers and our network very seriously. We proactively monitor our network to guard against a wide range of security threats, including viruses, botnets, worms, distributed denial of service attacks, SPAM, and other harmful activity.

If we detect a security threat, we will typically attempt to isolate that threat and prevent it from spreading across our network. We may use a variety of security measures to prevent the spread of a threat, which may include temporarily limiting the flow of traffic over some portions of our network or taking other actions to address the threat. We attempt to limit those actions to the specific portions of our network or customer base impacted by the security threat and for only as long as necessary to mitigate the threat. In addition, consistent with recommendations from the Federal Trade Commission (FTC) for guarding against SPAM, AT&T prevents the use of Port 25 for sending email on our wired consumer broadband Internet access services. For more information regarding the FTC's recommendations, please click here.

For our Wi-Fi services, which are accessible in a wide range of commercial establishments and public venues, AT&T prevents the use of certain ports that are commonly used to spread malware and engage in other malicious activity. For more information about our Wi-Fi security practices, please click here.

Does AT&T restrict the types of devices that customers can use with its broadband Internet access services?

AT&T customers may attach 3G- or 4G-capable devices of their choice to our wired, mobile and Wi-Fi broadband Internet access services, so long as the devices do not harm our network or other users. AT&T will not activate 2G-only capable devices. The devices must also be used in a manner consistent with our Terms of Service and Acceptable Use Policy.

For our mobile services, consumers will need to ensure that the device they wish to attach is FCC-approved and compatible with the technology used in our mobile network.

Performance Characteristics

What factors affect the performance of my broadband Internet access service?

Your broadband Internet access service performance can be affected by a wide range of factors, many of which are beyond the control of AT&T. The capabilities of the server with which you are communicating, the capacity of the network to which that server is attached, the distance and number of routers (or "hops") between your device and the other Internet end point you are contacting, and general congestion on the Internet are common factors that can affect performance, regardless of your service type. Other factors include, but are not limited to, the following:

- *Wired Services*. Service performance may be affected by the wiring inside your dwelling, the distance between your dwelling and an AT&T central office, the capabilities of your computer, and the applications you use. In addition, to provide our U-verse customers with a consistently high-quality video service, the speed of AT&T U-verse broadband Internet access service may be temporarily reduced when a customer is using his or her U-verse video service in a manner that requires high bandwidth. Please click here for our U-verse High-Speed Internet Access Terms of Service.

explaining the various factors that



- *Mobile Services*. Service performance may be affected by your proximity to a cell site, the capacity of the cell site, the number of other users connected to the same cell site, the surrounding terrain, use inside a building or a moving vehicle, radio frequency interference, the capabilities of your device, and the applications you use.
- *Wi-Fi Services*. Service performance may be affected by your proximity to a Wi-Fi hot spot, the capacity of the Wi-Fi equipment at the hot spot, the number of other users connected to the same site, the composition of the building where the hot spot is located (wood, concrete, etc.), radio frequency interference, the capabilities of your laptop, netbook or other Wi-Fi capable device, and the applications you use.

Where can I find information about the speed and latency of my broadband Internet access service?

Because of all the different factors that can affect the performance of your broadband Internet access service, AT&T does not guarantee specific levels of speed or latency for our mass market services. We will provide you with the best available performance from our network. The performance you can expect to receive from the services we offer is described below.

Speed

The term "speed" is commonly used as a shorthand way to describe the capacity at which a particular broadband Internet access service can transmit data. This capacity is typically measured in the number of kilobits or megabits that can be transmitted in one second (Kbps or Mbps). Some applications like email or basic web browsing do not require a substantial amount of speed to function optimally, while other activities like transferring large data files can be performed faster with higher-speed services.

- *Wired Service*. AT&T offers mass market wired broadband Internet access services in discrete speed tiers. This means that our wired broadband Internet access customers should expect to see *Service Capability Speeds* within the speed tier of their service plan. For example, a customer with AT&T's High Speed Internet Elite Service should expect service capability download speeds between 3.1 and 6.0 Mbps. Please visit www.att.net/speedtiers to learn more. To find out which speed tier is well-suited for the types of applications you use most often, please click here.
- *Mobile Service*. AT&T does not offer mass market mobile broadband Internet access service in different speed tiers. Instead, our mobile broadband Internet access service is designed to provide customers with the highest speed available from the network on a given device at any given point in time, subject to the many different factors discussed above that can impact wireless network performance. For our High Speed Packet Access (HSPA) services, typical download speeds range from approximately 700 Kbps up to 1.7 Mbps, and for HSPA+ typical download speeds range from approximately 2 Mbps up to 6 Mbps where AT&T has enhanced backhaul connections in place. For our Long Term Evolution (LTE) services, typical download speeds range from approximately 5 Mbps up to 12 Mbps in most markets. For more information about the capabilities and performance of our mobile broadband Internet access services, please click here.**
- *Wi-Fi Service*. AT&T's Wi-Fi broadband Internet access service is designed to provide customers with the highest speed available from the network at any given point in time, subject to the many different factors discussed above that can affect network performance. AT&T's Wi-Fi services generally support the 802.11b/g standards, with some AT&T locations also supporting the 802.11n standard. Although the 802.11 b/g/n standards have theoretical maximum speeds ranging from over ten Mbps to several hundred Mbps, actual Wi-Fi speeds are likely to be substantially lower than the theoretical maximum speeds. In addition to the factors discussed above, the actual speed you experience over Wi-Fi will depend in part on the speed of the connection between the Wi-Fi hotspot you are accessing and the destination you want to reach on the Internet, which may be significantly below the theoretical maximum speed of the service. For more information about AT&T's Wi-Fi broadband Internet access service, please click here.

Latency

Latency, also known as delay, is the amount of time from when a data packet is sent to when it is received. For broadband Internet access services, latency is usually expressed as the round-trip time in milliseconds that it takes for a data packet to travel between two end points on the Internet (from point A to point B and then back to point A). Some applications, such as email, can tolerate a substantial amount of latency without any noticeable impact on the application's performance, while other applications, such as real-time video conferencing, require lower latency to function properly.

Though latencies can vary due to several factors, including some beyond AT&T's control, our customers can typically expect the following round-trip latencies when accessing the Internet:***

- *Wired Service*: approximately 30 to 55 milliseconds
- *Mobile Service*: approximately 115 to 270 milliseconds for HSPA, approximately 110 to 170 milliseconds for HSPA+, and approximately 35 to 90 milliseconds for LTE

- *Wi-Fi Service*: approximately 50 to 250 milliseconds

Commercial Terms

Where can I find the prices and other fees that apply to AT&T's mass market broadband Internet access services?

Descriptions of the prices and fees applicable to AT&T's mass market broadband Internet access services are available on the AT&T website. For more information, please see the following:

Rates and Data Plan Pricing Information

- Consumer Wired Rates and Data Plans
- Consumer Mobile Rates and Data Plans
- Small Business Wired Rates
- Small Business Mobile Rates and Data Plans
- Wi-Fi Rates

Early Termination Fees

- Consumer Wired Early Termination Fees
- Consumer Mobile Early Termination Fees
- Small Business Wired Early Termination Fees
- Small Business Mobile Early Termination Fees

Where can I find the Terms of Service and the Acceptable Use Policy that apply to AT&T's mass market broadband Internet access services?

The Terms of Service and Acceptable Use Policy applicable to AT&T's mass market broadband Internet access services are available on the AT&T website at the following links:

Terms of Service

- Wired
- Mobile
- Wi-Fi

Acceptable Use Policy

- Wired, Mobile & Wi-Fi

Does AT&T have a privacy policy for its broadband Internet access services?

Yes. At AT&T, we take our customers' privacy very seriously. We have a comprehensive Privacy Policy that applies to all uses of AT&T's products and services. This Privacy Policy identifies and describes the way AT&T uses and protects the information we collect about customers and users. You can view AT&T's Privacy Policy at www.att.com/privacy.

Where can I get assistance if I have a concern or need more information about my AT&T broadband Internet access service?

If you have questions or concerns about your AT&T broadband Internet access service, please contact us at www.att.com/econtactus.

Where can application developers and device manufacturers get more information about developing applications or devices for use on AT&T's mobile network?

If you are an application developer or device manufacturer, AT&T has a wide range of tools and resources available to help you design, test, and market your applications or devices. Please click here to visit our website for application developers, and click here to visit our website for device manufacturers.

**The mass market broadband Internet access services discussed on this web page are designed for consumers and small businesses. If you are a school or library interested in obtaining enterprise-class wired broadband Internet access services from AT&T through the Federal Communications Commission's E-Rate program, you can get information about the network practices, performance characteristics, and applicable commercial terms for AT&T's enterprise DSL service by clicking here, and for AT&T's Managed Internet Service (MIS) by clicking here. If you are a school or library interested in obtaining enterprise-class mobile or Wi-Fi broadband Internet access services from AT&T through the E-Rate program, the discussion of network practices and performance on this web page also applies to those services. For information about the commercial terms applicable to AT&T's enterprise-class mobile broadband Internet access services please click here, and for enterprise-class Wi-Fi service please click here. To learn more about the E-Rate program and E-Rate eligible services offered by AT&T, please click here to visit AT&T's E-Rate website.*

*** Sources: HSPA/HSPA+ - Third-party drive tests; LTE - AT&T analysis of network performance.*

**** Sources: Wired — AT&T analysis of SamKnows/FCC data; Mobile — Third-party drive tests; Wi-Fi — AT&T analysis of network performance. One-way latency for these services is typically one-half of the round-trip latency.*

Last updated: March 29, 2012.